

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 22, 2024

Brian Miller
Chief Financial Officer
Tyler Technologies
5101 Tennyson Parkway
Plano, Texas 75024

     RE: **Tyler Technologies, Inc.**
              CIK 0000860731

Dear Brian Miller:

We note the statement you issued on April 17, 2024, regarding a cybersecurity incident that impacted STAR system client data. Please advise us what consideration you gave to reporting this incident as a material cybersecurity incident under Item 1.05 of Form 8-K.

You may contact Suzanne Hayes at (202) 551-3675 or James Lopez at (202) 551-3536 with any questions.

                    Sincerely,

                    Division of Corporation Finance